Mail Stop 3010

June 4, 2009

VIA USMAIL and FAX (914) 470 - 1407

Mr. James J. Ennis
Chief Financial Officer
CMG Holdings, Inc.
5601 Biscayne Boulevard
Miami, Florida 33137

     Re: CMG Holdings, Inc.
              Form 10-K for the year ended December 31, 2008
              Form 10-Q for the quarter ended March 31, 2009
              Filed on April 15, 2009 and May 20, 2009
              File No. 000-51770

Dear Mr. James J. Ennis:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Yolanda Crittendon
              Staff Accountant